Exhibit 99.4

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

(614)766-1426     (614) 766-1459 FAX

keller@ee.net

June 5, 2007

The Board of Directors

The LaPorte Savings Bank

710 Indiana Avenue

La Porte, Indiana 46350

Re:	Subscription Rights - Conversion of The LaPorte Savings Bank

Ladies and Gentlemen:

The purpose of this letter is to provide an opinion of the value of the subscription rights of the “to be issued” common stock of LaPorte Bancorp, Inc. (the “Corporation”), LaPorte, Indiana, in regard to the minority stock offering of the Corporation.

Because the Subscription Rights to purchase shares of Common Stock in the Corporation, which are to be issued to the depositors of The LaPorte Savings Bank and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in a Direct Community Offering, we are of the opinion that:

(1)	The Subscription Rights will have no ascertainable fair market value, and;

(2)	The price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

Further, it is our opinion that the Subscription Rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community offering takes place.

Sincerely,

KELLER & COMPANY, INC.

Michael R. Keller President